VELOCITY EXPRESS CORPORATION

One Morningside Drive North

Building B – Suite 300

Westport, Connecticut 06880

December 11, 2006

VIA EDGAR AND TELECOPIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	Velocity Express Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

File Number 333-132132

Dear Mr. Morris:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Velocity Express Corporation (the “Registrant”), hereby requests withdrawal, effective immediately, of Post-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-132132) (the “Old Registration Statement”), together with all exhibits thereto. Amendment No. 1 was initially filed with the Securities and Exchange Commission on October 30, 2006. No securities were sold pursuant to Amendment No. 1, and Amendment No. 1 was never declared effective.

At 4:00 p.m., eastern standard time, on December 8, 2006, the Registrant’s Registration Statement on Form S-1 (File No. 333-138330) (the “New Registration Statement”) was declared effective. The New Registration Statement, by virtue of Rule 429 under the Securities Act, also constituted a post-effective amendment to the Old Registration Statement. Accordingly, Amendment No. 1 has been superseded.

Please call Alex Gendzier of King & Spalding at (212) 556-2325, or Sterling M. Dorish of King & Spalding LLP at (212) 827-4054, if you have any questions.

Very truly yours,

VELOCITY EXPRESS CORPORATION

By:	/s/ Edward W. Stone
Name:	Edward W. Stone
Title:	Chief Financial Officer

cc:	Mark T. Carlesimo, Esq

Alexander A. Gendzier, Esq.

Sterling M. Dorish, Esq.